SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration: 1431-1

SEC Registration (CUSIP) 20441B407 – Class B Preferred Shares

SEC Registration (CUSIP) 20441B308 – Common Shares

LATIBEX Registration 29922 – Class B Preferred Shares

NOTICE TO THE MARKET

Companhia Paranaense de Energia – COPEL, a company that generates, transmits and distributes electric power, with shares listed on the BM&FBOVESPA (CPLE3, CPLE5, CPLE6), NYSE (ELP) and LATIBEX (XCOP), hereby announces to its shareholders and the market in general, in compliance with Article 12 of CVM Instruction 358/02, that CREDIT SUISSE HEDING-GRIFFO ASSET MANAGEMENT S.A. and CREDIT SUISSE HEDING-GRIFFO SERVIÇOS INTERNACIONAIS S.A. informed that they jointly reduced their interest in the company to 7,097,300 common shares, representing 4.89% of said shares issued by COPEL, as per the letter transcribed below.

Curitiba, July 4, 2013

Luiz Eduardo da Veiga Sebastiani

Chief Financial, Investor Relations and

Shareholding Control Officer

CREDIT SUISSE HEDGING-GRIFFO

R. Leopoldo Couto de Magalhães Jr., 700    Telephone: (11) 3701.8600

11º andar - São Paulo - SP  04542-000           Fax: (11) 3701.8666

CREDIT SUISSE HEDGING-GRIFFO

CSHG/FUNDOS/BOV/002/13

São Paulo, June 28, 2013.

To

The Securities and Exchange Commission of Brazil - CVM

Rua Sete de Setembro, 111 – 33º andar

Rio de Janeiro

Att.: Company Relations Superintendence

Elizabeth Lopez Rios Machado

Copy to: CIA PARANAENSE DE ENERGIA – COPEL

Att.: Luiz Eduardo da Veiga Sebastiani

Investor Relations Officer

e-mail: sebastiani@copel.com

Telephone: (041) 3331-4269

Ref.: Reduced interest in Common Shares issued by Cia Paranaense de Energia – Copel.

Dear Sirs,

CREDIT SUISSE HEDING-GRIFFO ASSET MANAGEMENT S.A., inscribed in the corporate roll of taxpayers (CNPJ/MF) under number 68.328.632/0001-12, and CREDIT SUISSE HEDING-GRIFFO SERVIÇOS INTERNACIONAIS S.A., CNPJ/MF no. 06.073.922/0001-05 (jointly “CSHG”), hereby INFORM the market in general, pursuant to Article 12 of CVM Instruction 358/02, that investors non-resident in Brazil and investment funds whose portfolios are managed by CSHG under the responsibility of the Executive Officer Luis Stuhlberger have reduced their interest in Cia Paranaense de Energia – Copel to 7,097,300 common shares, corresponding to 4.89% of the total said shares and 2.59% of the Company’s capital stock.

CSHG does not intend to alter the Company’s ownership control. The opportunity and convenience of exercising the right to elect a Fiscal Council member or Board of Directors member separately, in accordance with Law 6404/76, will be analyzed by CSHG.

Sincerely,

CREDIT SUISSE HEDING-GRIFFO ASSET MANAGEMENT S.A.

CREDIT SUISSE HEDING-GRIFFO SERVIÇOS INTERNACIONAIS S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 5, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.